August 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:            Gabriel Ecktein

Re:	Maxwell Technologies, Inc.

Registration Statement on Form S-3

File No. 333-173311

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Eckstein:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Maxwell Technologies, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-173311), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on August 12, 2011, or as soon practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary